Exhibit 99.1

VIA SEDAR

AETERNA ZENTARIS INC.

Report as to Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102

In accordance with Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders of Aeterna Zentaris Inc. (the “Company”) held on May 8, 2018 in Montreal, Québec (the “Meeting”).  Each of the matters is described in greater detail in the Company’s management information circular dated April 2, 2018 (the “Circular”).

(a)                                 According to proxies received and a vote by show of hands, the seven nominees set forth in the Circular were elected as directors of the Company to hold office until the close of the next annual meeting of the Company’s shareholders or until their successors are duly elected or appointed. The following are the voting results on this matter:

	FOR	WITHHELD
Michael Cardiff	1,180,130	732,290
Carolyn Egbert	1,193,127	719,293
Juergen Ernst	1,195,630	716,790
Gérard Limoges	1,184,723	727,697
Brent Norton	1,408,042	504,378
Jonathan Pollack	1,420,246	492,174
Robin Smith Hoke	1,557,585	354,835

(b)                                 According to proxies received and vote by show of hands, PricewaterhouseCoopers LLP was appointed as the Company’s auditors and the directors were authorized to fix the remuneration to be paid to the auditors. The following are the voting results on this matter: 9,488,759 shares for and 383,077 shares withheld.

(c)                                  According to proxies received and a vote by show of hands, the ordinary resolution to confirm, approve and ratify the Company’s long-term incentive plan, as adopted by the Company’s board of directors, was carried. The following are the voting results on this matter: 989,716 shares for and 922,704 shares against.

Dated this 8th day of May, 2018.

AETERNA ZENTARIS INC.

By:	“James Clavijo” (Signed)
Name: James Clavijo
Title: Chief Financial Officer